SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

1. Press release re RADVISION Files 2004 Annual Report on Form 20-F dated April 6, 2005.

2. Press release re RADVISION To Report First Quarter 2005 Results on April 20 dated April 6, 2005.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Files 2004 Annual Report on Form 20-F

Wednesday April 6, 7:00 am ET

Revised Accounting Treatment Shifts Restructuring Income to 2003

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 6, 2005--RADVISION (Nasdaq: RVSN - News) announced today that it has filed its 2004 Annual Report for the year ended December 31, 2004 with the U.S. Securities and Exchange Commission on Form 20-F. As announced on March 14, 2005, the Company has begun reporting as a foreign private issuer effective with this 20-F filing.

The Company also noted that in the process of preparing its 2004 financial statements, it was determined that restructuring income of $1.1 million recorded in the first quarter of 2004 should be restated and recorded in 2003. Accordingly, the 2004 Annual Report on Form 20-F filed today reflects this restatement.

The restructuring income resulted from the resolution on February 12, 2004 of a previously reported arbitration proceeding. Originally, in the 2003 audited financial statements the resolution was treated as a "Type II" event as defined in AU 560 of the PCAOB auditing standards, meaning that the Company disclosed it in a note to the 2003 audited financial statements. The accounting treatment of this event was reconsidered and consequently it was determined to treat it as a "Type I" event pursuant to AU 560. Accordingly, the Company has reversed the accrual for the arbitration in the 2003 financial statements resulting in additional income of $1,061,000 for 2003 and decreased accrued expenses in that amount. Further details are available in the Company's 2004 20-F filing under the heading "Restatement of Previously-Issued Financial Statements."

The following table summarizes the effect of the restatement on full year 2003 and 2004 and first quarter 2004 results:

                                      Year ended December 31,
                                      2003               2004
                               ------------------- -------------------
                                  As        As        As
                                reported  restated  reported  Audited
                               --------- --------- --------- ---------

Revenues                        $51,304   $51,304   $64,236   $64,236
                               --------- --------- --------- ---------

Operating costs and expenses:
  Cost of revenues               11,351    11,351    13,108    13,108
  Research and development       14,573    14,573    17,484    17,484
  Marketing and selling          19,969    19,969    24,620    24,620
  General and administrative      4,040     4,040     4,900     4,900
  Restructuring income                -    (1,061)   (1,061)        -
                               --------- --------- --------- ---------

Total operating costs and
 expenses                        49,933    48,872    59,051    60,112
                               --------- --------- --------- ---------

Operating income                  1,371     2,432     5,185     4,124
Financial income, net             2,130     2,130     1,860     1,860
                               --------- --------- --------- ---------

Net Income                       $3,501    $4,562    $7,045    $5,984
                               ========= ========= ========= =========

Basic net earnings per
 Ordinary share                   $0.19     $0.24     $0.36     $0.30
                               ========= ========= ========= =========
Diluted net earnings per
 Ordinary share                   $0.18     $0.23     $0.33     $0.28
                               ========= ========= ========= =========

                               Three months ended
                                 March 31, 2004
                              --------------------
                                 As         As
                              reported   restated
                              --------- ----------

Revenues                        $14,261   $14,261
                              --------- ----------


Operating costs and expenses:
  Cost of revenues                3,097     3,097
  Research and development        3,780     3,780
  Marketing and selling           5,837     5,837
  General and administrative      1,240     1,240
  Restructuring income           (1,061)        -
                              --------- ----------

Total operating
 costs and expenses              12,893    13,954
                              --------- ----------

Operating income                  1,368       307
Financial income, net               412       412
                              --------- ----------

Net Income                       $1,780      $719
                              ========= ==========

Basic net earnings per
 Ordinary share                   $0.09     $0.04
                              ========= ==========
Diluted net earnings per
 Ordinary share                   $0.08     $0.03
                              ========= ==========

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

------------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION To Report First Quarter 2005 Results on April 20

Wednesday April 6, 7:00 am ET

FAIR LAWN, N.J.,--(BUSINESS WIRE)--April 6, 2005--RADVISION (Nasdaq: RVSN -
News) today announced that it will report its 2005 first quarter financial results on Wednesday, April 20, 2005. The press release will be issued at approximately 7:00 a.m. (Eastern).

A conference call has been scheduled for 9:00 a.m. (Eastern) on that same day. To access the conference call, please dial 1-888-455-9744 (International dialers can call +1-210-234-0002) by 8:45 a.m. (Eastern) on April 20th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available in the Investor Relations section of the company's website at www.radvision.com and archived on the site until the next quarter.

Gadi Tamari, Chief Executive Officer, and Tsipi Kagan, Chief Financial Officer, will review the quarter's results and discuss the Company's future outlook on the call. Management will also be available for questions from the investment community.

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on April 21st and remain on the site through the second quarter of 2005.

A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on April 27th. To access the replay, please dial 1-866-393-2012 (International dialers can call +1-203-369-0457).

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

-----------------------

Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            RADVISION LTD.
                                                (Registrant)



                                            By /s/Arnold Taragin
                                               -----------------
                                                  Arnold Taragin
                                                  Corporate Vice President
                                                  and General Counsel



Date:  April 6, 2005